Exhibit 99.1

Regulatory release

Three month period ended March 31, 2017

Unaudited Condensed Interim Financial Report

On May 4, 2017, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three month period ended March 31, 2017 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

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Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	4